

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


PROCESSING
JUN 3 0 2003
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 333-13428

SIEMENS SAVINGS PLAN

(Full title of the Plan and the address of the Plan, if different from that of issuer named above)

Siemens Aktiengesellschaft
Siemens Corporation
170 Wood Avenue South
Iselin, New Jersey 08830

(Name of issuer of the securities held pursuant to the Plans and the address of its Agent for Service)

SIEMENS CORPORATION SAVINGS PLANS

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The participants of the Siemens Savings Plans
and the Siemens Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of the Siemens Savings Plan, the Siemens Savings Plan for Union Employees and the Siemens Savings Plan for Hourly Employees (collectively, the Plans or the Siemens Savings Plans) as of December 31, 2002 and 2001, and the related individual statements of changes in net assets available for benefits for the year ended December 31, 2002. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express opinions on these individual financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic individual financial statements taken as a whole. The individual supplemental schedules H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic individual financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These individual supplemental schedules are the responsibility of the Plans' management. These individual supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual statements taken as a whole.

KPMG LLP

June 20, 2003

SIEMENS CORPORATION
SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2002

	Savings Plan	Hourly Plan	Union Plan
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$ 3,266,448,545	—	85,918,192
Participants' loans receivable	81,613,479	—	3,367,649
Net assets available for benefits	$ 3,348,062,024	—	89,285,841

See accompanying notes to individual financial statements.

SIEMENS CORPORATION
SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2001

	Savings Plan	Hourly Plan	Union Plan
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$ 3,186,753,514	293,929,411	89,171,905
Participants' loans receivable	73,638,041	13,486,865	3,846,299
Net assets available for benefits	$ 3,260,391,555	307,416,276	93,018,204

See accompanying notes to individual financial statements.

SIEMENS CORPORATION
SAVINGS PLANS

Individual Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Savings Plan	Hourly Plan	Union Plan
Additions (reductions):			
Additions (reductions) to net assets attributed to:			
Plan's share of the net investment income (loss) of the Master Trust for Siemens Savings Plans (note 7):			
Net depreciation in fair value of investments	$ (377,676,296)	(27,079,903)	(9,087,364)
Interest	66,947,458	7,625,277	2,529,135
Dividends	12,398,992	997,387	293,963
Interest on participants' loans	4,827,790	964,867	245,385
Total investment loss	(293,502,056)	(17,492,372)	(6,018,881)
Contributions:			
Participants	250,994,680	31,716,131	6,770,744
Employer	75,409,594	10,686,571	2,043,779
Total contributions	326,404,274	42,402,702	8,814,523
Total additions	32,902,218	24,910,330	2,795,642
Deductions:			
Deductions from net assets attributed to:			
Benefits paid to participants	237,184,247	40,252,043	7,534,326
Plan expenses	10,250,090	874,268	301,763
Total deductions	247,434,337	41,126,311	7,836,089
Net decrease in net assets prior to net asset transfers	(214,532,119)	(16,215,981)	(5,040,447)
Asset transfers, net (note 10)	302,202,588	(291,200,295)	1,308,084
Net increase (decrease)	87,670,469	(307,416,276)	(3,732,363)
Net assets available for benefits:			
Beginning of year	3,260,391,555	307,416,276	93,018,204
End of year	$ 3,348,062,024	—	89,285,841

See accompanying notes to individual financial statements.

(1) Description of Plans

The following description of the Siemens Savings Plan (the Savings Plan), the Siemens Savings Plan for Hourly Employees (the Hourly Plan), and the Siemens Savings Plan for Union Employees (the Union Plan) (collectively the Plans or the Siemens Savings Plans) is provided for general information purposes only. Participants should refer to each Plans' document for a more complete description of each Plans' provisions.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the Company), a wholly owned subsidiary of Siemens Aktiengesellschaft (Siemens AG), which cover salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company provided the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any salaried employee who is employed by the Company or a participating company other than leased employees, nonresidents or aliens or anyone employed on a temporary basis for not more than twelve months. Effective December 31, 2002, the net assets and liabilities of the Hourly Plan were merged into the Savings Plan. Participation in the Hourly Plan was available to all hourly-paid employees of the Company. Unless expressly approved by the Company, employees covered by a collective bargaining agreement or by another Company-sponsored plan are excluded from participation in the Savings Plan and Hourly Plan. The Union Plan defines an employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the Plans on any day following their date of employment. Newly hired employees who are eligible to participate in the respective plans automatically become participants and will have a tax-deferred contribution of 3% of the employee's compensation withheld unless the employee affirmatively indicates that he or she does not want to participate in the plan, wants to participate at a different rate, or on a basis other than tax deferred contributions. The automatic contribution will be invested in the Stable Value Fund unless otherwise indicated.

As a result of acquisitions during 2002, employees from certain companies became eligible to participate in one or more of the Plans as of the effective dates outlined in note 10. In addition, the assets and liabilities of participants in plans associated with these companies (the Prior Plans) were transferred into one or more of the Plans as outlined in note 10. Prior service under the Prior Plans is recognized as stated in each Plans' document. Generally, service that was recognized under the Prior Plans is recognized as continued employment for eligibility and vesting purposes under the Plans. All employees who transferred into the Plans from the Prior Plans were fully vested in their Prior Plans' account balance.

As a result of sales of affiliated companies, the assets and liabilities of participants for the companies listed in note 10 were transferred out of one or more of the Plans into plans established by the acquiring company.

(Continued)

Administration

The Administrative Committee and the Investment Committee of the Company are responsible for administering the Plans' operations and monitoring plan investments. The nine-person Administrative Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and seven Vice Presidents from the Company's affiliates who are appointed by the Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the Chairman/Executive Vice President and Chief Financial Officer of the Company; the Vice President and Treasurer; Senior Vice President/General Counsel and Secretary; Vice President of Mergers & Acquisitions and Group Head; Vice President of Human Resources; and Vice President and Controller, Accounting and Reporting, all of whom are appointed by the board of directors of the Company.

Contributions

Effective July 1, 2002, participants in the Savings Plan, Hourly Plan, and Union Plan can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by each of the Plans' documents. Prior to July 1, 2002, the maximum contribution to the Savings Plan and Hourly Plan for employee contributions was 18% of compensation. Effective October 1, 2001, participants in the Union Plan could elect to contribute from 2% to 18% of compensation. Prior to October 1, 2001, the maximum contribution to the Union Plan was 16% of compensation. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax.

For most participating companies, the Company matches 50% of the participant's contribution on the first 6% of the participant's compensation contributed to the Plans. The Company matches 75% of the participant's contribution on the first 6% of participant's contribution to the Savings Plan for certain other participating companies.

Participants whose employment with the Company is terminated have the option to deposit lump sum amounts they may receive from the Siemens Pension Plan directly into the Plans if they were a participant as of their last day of employment with the Company.

As dictated by the Internal Revenue Service (IRS), the maximum combined participant and employer contributions to a participant's account for a plan year is limited to the lesser of $40,000 and $35,000 for 2002 and 2001 respectively, or 100% of the participant's annual compensation. The IRS has limited a participant's annual tax-deferred contribution to $11,000 and $10,500 for the 2002 and 2001 calendar years, respectively. Other IRS limits exist for certain highly compensated employees participating in the Plans.

(Continued)

Investment Options

At December 31, 2002 each participant may direct his or her contributions to the following funds within the Master Trust:

a) Stable Value Fund,
b) U.S. Large Cap Stock Fund (added effective July 1, 2002),
c) High Yield Bond Fund (added effective July 1, 2002),
d) U.S. Developed Markets Fund (added effective July 1, 2002),
e) Core Bond Fund (added effective July 1, 2002),
f) U.S. Small Cap Stock Fund (added effective July 1, 2002),
g) LifePath Fund,
h) Non-U.S. Emerging Markets Fund (added effective July 1, 2002),
i) Siemens AG Stock Fund, and
j) Any combination of the above, provided that a multiple of at least 1% is directed to each fund selected.

As of December 31, 2001, the following funds were available to participants. These funds have since been eliminated as investment options within the Master Trust:

a) Intermediate-Term Bond Fund (98% and 2% transferred to the Core Bond Fund and the High Yield Bond Fund, respectively, effective July 1, 2002);
b) Indexed Equity Fund (transferred to the U.S. Large Cap Stock effective July 1, 2002);
c) Large Cap Growth Fund (transferred to the U.S. Large Cap Stock Fund effective July 1, 2002);
d) Managed Equity Fund (transferred to the U.S. Large Cap Stock Fund effective July 1, 2002);
e) Small Cap Equity Fund (transferred to the U.S. Small Cap Stock Fund effective July 1, 2002); and
f) International Equity Fund (83% and 17% transferred to the Non-U.S. Developed Markets Fund and the Non-U.S. Emerging Markets Fund, respectively, effective July 1, 2002).

The Plans allow participants to change their investment elections prospectively and to transfer their funds between investment accounts, on any business day, with the exception of the Non-U.S. Developed Markets Fund and Non-U.S. Emerging Markets Fund investment accounts. Beginning on December 16, 2002, any amount in the Non-U.S. Developed Markets Fund investment option or the Non-U.S. Emerging Markets Fund investment option that results from a reallocation of the Plans' investments must remain invested in that option for at least 30 days. The Plans also allow participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and the Plans' earnings or losses (net of plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants' contributions and earnings thereon are fully vested at all times. Except for the Let's Share contribution (a special one-time stock award for exceptional results of Siemens AG in 2000), Company

(Continued)

SIEMENS CORPORATION SAVINGS PLANS

Notes to Individual Financial Statements

December 31, 2002 and 2001

contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The Let's Share Contribution and earnings thereon are fully vested at all times. In addition, participants become 100% vested in the Company's contributions and earnings thereon upon normal retirement, death, total or permanent disability, complete or partial termination of the Plans, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in one of the Plans.

For employer contributions made subsequent to the effective date of a Company subsidiary or affiliate plans' merger into the Plans, former participants of the originating plan vest according to the Plans' schedule. Prior service under each originating plan is recognized, as stated in the Plans' documents.

Participant Loans

The Plans allow participants to borrow amounts equal to or less than 50% of their vested account balance, up to a maximum of $50,000. The term of a loan shall not exceed five years for loans prior to July 1, 2001 or four years for loans subsequent to June 30, 2001 (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures any loans. The loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Loans outstanding at the time participants leave their plan are termed "loan cancellations" and are treated as disbursements from the plan if not repaid within 90 days. Principal and interest are paid ratably during the year through payroll deductions.

Effective January 1, 2002, the outstanding balance of any active participant loan that is deemed to be in default because of missed payments will automatically become taxable income that must be reported to the IRS at the end of the tax year. The amount taxable will include both the remaining principal and any accrued interest that is due when the loan defaults.

Payment of Benefits

The Plans disburse funds for participant in-service withdrawals and terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in one of the Plans. The payment can take one of three forms: lump sum payments, two partial payments within a calendar year, or installment payments. Vested benefits of $5,000 or less at the time of termination will automatically be paid out as a lump sum.

(2) Summary of Accounting Policies

Method of Accounting

The financial statements of the Plans have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

(Continued)

amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The assets of each plan are held in the Master Trust for Siemens Savings Plans (the Master Trust), along with assets of certain other Company-sponsored defined contribution plans. Unit values represent the proportionate participation in the Master Trust's funds and include earnings from realized and unrealized appreciation and depreciation of the funds' investments, accruals for asset transfers, less investment-related fees and expenses charged to the funds. Investments in mutual funds and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in collective investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the Master Trust. Investments in securities and American Depository Receipts (ADRs) are valued at the closing market price as established on the appropriate national securities exchange. Investment contracts with insurance companies and other financial institutions are valued at contract value because such investments are fully benefit-responsive. Contract value represents contributions made under the contract, plus interest credited at the contract rate less distributions and administrative expenses. Investments in forward currency contracts are marked to market using quoted exchange rates on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

All expenses of the Plans are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balances of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and are included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit their nonvested portion of Company contributions and earnings thereon. At December 31, 2002, forfeited nonvested accounts totaled $236,462, and $0 for the Savings Plan and the Union Plan, respectively. Such forfeitures are applied to reduce future employer contributions. During 2002, employer contributions for the Savings Plan, the Hourly Plan, and the Union Plan were reduced by $3,358,166, $512,311, and $32,667, respectively, from forfeited nonvested accounts.

(3) Parties in Interest

Five members of the Investment Committee and seven members of the Administrative Committee are members of the Savings Plan.

(Continued)

(4) Plan Termination

The Company intends to continue the Plans indefinitely without interruption, but reserves the right to discontinue them at any time. In the event that a termination of any of the Plans should occur, the value of each participant's account (including Company contributions and earnings thereon) shall become fully vested.

(5) Tax Status of the Plans

The Internal Revenue Service (IRS) has issued determination letters dated May 7, 1996 for the Savings Plan, March 10, 1998 for the Hourly Plan, and May 7, 1996 for the Union Plan advising that the Plans, as amended and restated through October 1, 1994, April 2, 1997, and October 1, 1994, respectively, qualify for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administration and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code. During 2002, the Company filed for new determinations for each of the Plans to continue to be qualified under Section 401(a) of the Internal Revenue Code. The determination letter requests are pending with the IRS.

The Plans' documents were amended effective 2001 to comply with the requirements of GUST. The GUST amendments relate to a series of tax laws which amend the tax qualification requirements for employee benefit plans.

(6) Non-Participant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31, 2002	Savings Plan	Hourly Plan	Union Plan
Net assets:			
Siemens AG Stock Fund	$ 24,272,972	—	2,223,317
December 31, 2001			
Net assets:			
Siemens AG Stock Fund	$ 33,878,783	7,247,905	3,563,476
Year ended December 31, 2002			
Changes in net assets:			
Net depreciation in fair value of investments	$ (10,905,438)	(2,463,809)	(1,222,585)
Dividends	435,960	98,197	47,624
Benefits paid to participants	(2,299,709)	(690,261)	(241,615)
Transfers to other investment funds, net	(540,627)	(46,026)	(3,285)
Asset transfers, net *	3,704,003	(4,146,006)	79,702
Net decrease	$ (9,605,811)	(7,247,905)	(1,340,159)

* Includes transfers between the Plans and transfers in/out of the Plans as detailed in note 10.

(Continued)

(7) Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other Company-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company, a subsidiary of Deutsche Bank.

At December 31, 2002 and 2001, each of the Plans' interest in the net assets of the Master Trust were approximately as follows:

	2002	2001
Savings Plan	92.9%	85.2%
Hourly Plan	—	7.9%
Union Plan	2.4%	2.4%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily weighted average basis. Master Trust amounts are prepared on the accrual basis of accounting from records prepared by Bankers Trust Company.

Related Party Transactions

For the year ended December 31, 2002, the Master Trust purchased 3,102,728 shares of Siemens ADRs with a fair market value of $161,445,498 and sold 2,384,723 shares for proceeds of $125,583,621, resulting in realized losses of $15,312,255. At December 31, 2002 and 2001, the market value of the Siemens AG Stock Fund was $98,581,621 and $102,219,074, which represent 2.8% and 2.7% of the Master Trust's total market value, respectively. Deutsche Bank Securities, Inc. executes the securities transactions in connection with participant directions to buy or sell ADRs of the Siemens AG Stock Fund. A per share brokerage commission is charged by Deutsche Bank Securities, Inc. Deutsche Bank Securities, Inc., was paid $109,749 in brokerage fees during 2002.

(Continued)

The following table presents the fair values of investments for the Master Trust at December 31, 2002 and 2001:

	2002	2001
Insurance company contracts	$ 1,427,200,823	1,190,112,169
Common collective funds	961,033,696	732,149,767
Domestic common stock	469,996,083	1,837,441
Mutual funds	178,101,842	1,577,081,507
U.S. Government obligations	170,224,887	—
Corporate debt obligations	112,607,550	—
Siemens AG ADR's	93,751,173	98,696,563
Foreign common stock	93,089,962	—
Accrued income and other receivables	39,134,554	152,148,191
Foreign corporate debt obligations	5,228,097	—
Foreign government obligations	951,481	—
Short-term investments	2,390	—
Forward currency contracts – net	(2,203)	—
Accrued liabilities	(35,456,253)	(9,817,883)
Net assets of the Master Trust	$ 3,515,864,082	3,742,207,755

The total investment income (loss) of the Master Trust for the year ended December 31, 2002 is as follows:

Net (depreciation) appreciation in fair value of investments:	
Common stock	$ (78,398,954)
U.S. Government obligations	6,524,736
Corporate debt obligations	5,100,859
Common collective funds	(204,927,122)
Mutual funds	(170,079,247)
Short-term investments	74,446
Other investments	(73,618)
Currency conversion	(286,557)
	(442,065,457)
Interest	79,173,451
Dividends	14,424,922
Total investment loss of the Master Trust	$ (348,467,084)

(Continued)

Forward Currency Contracts – Net

In order to hedge against foreign currency exchange rate risks, certain investment managers for the Master Trust may buy or sell foreign forward currency contracts. Foreign forward currency contracts obligate one party to purchase and the other party to sell a specific currency at a set price on a future date. Foreign forward currency contracts are valued daily based on forward currency rates with the resulting adjustment being recorded as unrealized gain/loss. At December 31, 2002, the net unrealized gain balance for forward currency contracts was $2,203 as detailed below.

As of December 31, 2002, the Master Trust had open positions to buy foreign forward currency contracts in various denominations in exchange for $449,313 and whose values at December 31, 2002 were $449,652, resulting in gains of $339 for 2002.

As of December 31, 2002, the Master Trust had open positions to sell foreign forward currency contracts in various denominations in exchange for $449,313, respectively, and whose values at December 31, 2002 were $451,855, resulting in losses of $2,542 for 2002.

(8) Investments

The following description of the Master Trust's investments relates only to the investment options that are available to the Plan's participants at December 31, 2002. The information is provided for general information purposes only and participants should refer to the fund's prospectus and annual report for more complete information.

Stable Value Fund

The fund invests primarily in investment contracts with insurance companies, banks, and other financial institutions. The objective of this fund is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds. The assets underlying this option are managed by INVESCO institutional. However, there is no guarantee (either from INVESCO Institutional or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Employer and participant contributions invested in the investment contracts as well as interest credited thereon are guaranteed by the financial institution that issues the investment contract and not by the Company. The investment contracts are fully benefit-responsive and are maintained at contract value. At December 31, 2002 and 2001, the contract value of the investment contracts approximated market value. The contracts are credited with interest at rates which are declared by each financial institution each calendar year based on the expected future investment performance of the underlying assets in the portfolios, earnings from anticipated contributions during the year, and actual investment experience from the prior year. The overall credit quality of the assets in each separately managed account will not be below an investment grade of A.

Participant accounts are credited with the average rate being earned by all of the fund's investments, which changes on a daily basis.

(Continued)

Prior to October 1, 2001, the interest rate (Blended Rate) credited to the participants' accounts each calendar year was determined through weighted average calculations of the interest rates declared by the financial institutions. The credited interest rate normally remained unchanged for a one-year period; however, in the event of significant economic developments, such rate may change during a calendar-year period.

The rate of return credited to participants' accounts for the Stable Value Fund was 6.45% from January 1, 2001 to June 30, 2001, 6% from July 1, 2001 to September 30, 2001, 6.3% from October 1, 2001 to December 31, 2001 and 5.22% for 2002.

U.S. Large Cap Stock Fund

The fund assets are invested in approximately 75% of the S&P 500 Index portfolio, with the remainder invested in one or more widely diversified portfolios, each holding stock issued primarily by large and medium-sized U.S. companies. The assets underlying this option are managed by Barclays Global Investors, N.A. (BGI), Legg Mason, and Capital Guardian. The objective of this fund is to seek long-term capital growth while generating returns that exceed the Standard & Poor's 500 Index. However, there is no guarantee (either from BGI, Legg Mason, Capital Guardian or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. This fund was added as an investment option of the Master Trust effective July 1, 2002, all assets of the Large Cap Growth Fund, the Managed Equity Fund, and the Indexed Equity Fund, all former investment options, were transferred to this fund at that date.

High Yield Bond Fund

The fund invests in a variety of below-investment-grade income securities, including (but not limited to) public and private corporate fixed-income securities, U.S. dollar fixed-income securities of foreign issuers, convertible securities, zero-coupon securities and preferred stocks. The assets underlying this investment option are managed by Loomis Sayles & Company and WR Huff Asset Management Company. The fund seeks a higher rate of total return than the Merrill Lynch High Yield Master II Bond Index through both current income and capital appreciation, while approximating the average portfolio maturity and credit rating of that index. However, there is no guarantee (either from Loomis Sayles & Company, WR Huff Asset Management Company, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. This fund was added as an investment option of the Master Trust effective July 1, 2002. This fund received a transfer in of 2% of the assets of the Intermediate-Term Bond Fund, a former investment option.

Non-U.S. Developed Markets Fund

The fund invests primarily in the stocks of companies based outside the United States. These companies operate in countries considered to have well-developed, smoothly functioning securities markets and an underlying legal structure that supports financial investments. The assets underlying this investment option are managed by Putnam Advisory Company, Capital Guardian and BGI. The objective of the fund is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index. However, there is no guarantee (either from Putnam Advisory Company, Capital Guardian, BGI, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. This fund was added as an

(Continued)

investment option of the Master Trust effective July 1, 2002. This fund received a transfer in of 83% of the assets of the International Equity Fund, a former investment option.

Core Bond Fund

The fund invests in a variety of investment-grade fixed-income securities, including (but not limited to) fixed-income securities issued by the U.S. Government and Agencies, corporations, mortgage-backed issuers, asset-backed issuers, U.S.-dollar-denominated securities of foreign issuers and preferred stocks. The assets underlying this investment option are managed by Blackrock Financial Management, Inc. and Wellington Management Company. The objective of the fund is to seek a total return that exceeds that of the Lehman Brothers Aggregate Bond Index. However, there is no guarantee (either from Blackrock Financial Management, Inc., Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. This fund was added as an investment option of the Master Trust effective July 1, 2002. This fund received a transfer in of 98% of the assets of the Intermediate-Term Bond Fund, a former investment option.

U.S. Small Cap Stock Fund

The fund invests in securities of a diverse group of small U.S. companies whose securities are traded in the U.S. securities markets. The assets underlying this investment option are managed by AXA Rosenberg Investment Management, Peregrine Capital Management, State Street Global Advisors (SSGA), and Wellington Management. The objective of the fund is to seek long-term growth of principal, with performance exceeding that of the Russell 2500 Index. However, there is no guarantee (either from AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA, Wellington Management, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. This fund was added as an investment of the Master Trust effective July 1, 2002. All assets of the Small Cap Equity Fund, a former investment option, were transferred to this fund at that date.

LifePath Fund

The fund invests in shares of a family of five diversified mutual funds managed by BGI. The objective of this fund is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, the portfolio is adjusted, seeking to maximize investment returns as appropriate for each fund's investment time horizon. The five LifePath mutual funds time horizons are: LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund, and LifePath 2040 Fund.

Non-U.S. Emerging Markets Fund

This fund invests primarily in the securities of companies based outside the United States, in countries considered to have less highly developed securities markets. The assets underlying this investment option are managed by Putnam Advisory Company and Capital International, Inc. The objective of this fund is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International (MSCI) Emerging Markets Free Index. However, there is no guarantee (either from Putnam Advisory Company, Capital International, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. This fund was added as an investment option of the Master Trust effective July 1, 2002. This fund received a transfer in of 17% of the net assets of the former International Equity Fund, a former investment option.

Siemens AG Stock Fund

The fund invests only in the American Depository Receipts (ADRs) of Siemens AG with a small amount in money market instruments to provide liquidity and to accommodate daily transactions. The objective of this fund is to give participants an opportunity to track the performance of Siemens AG ordinary receipts. ADRs are certificates issued by a United States bank in return for Siemens AG ordinary shares that the bank holds on deposit. The ADRs are traded on the United States market as a proxy for Siemens AG ordinary shares. Cash dividends are paid into the fund on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The fund is not diversified since assets are invested in a single stock. Therefore, there is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens AG stock at fair market value, paying brokerage commissions from fund assets.

The Let's Share Contribution and earnings thereon are restricted to investments in the Siemens AG Stock Fund for as long as the participant is employed with the Company and for as long as the participant maintains an account balance in the Plan. In addition, the Let's Share Contributions and earnings thereon are not available for withdrawals or loans and they will be excluded from the calculation of a participant's eligible loan balance. The Plans allow participants to direct contributions and transfer existing balances (except for the balances associated with the Let's Share Contribution) into or out of the Siemens AG Stock Fund.

Honeywell Stock Fund

The fund was available to certain participants of the Savings Plan and invested in shares of common stock of Honeywell. The fund was frozen in that participants could not use contributions to purchase additional shares of stock and interfund transfers into the fund were not permitted. However, participants were allowed to transact interfund transfers out of this fund into any other fund on a daily basis. The Honeywell Stock Fund was liquidated on December 31, 2002. Participants that invested in this fund were notified of the liquidations and were given the opportunity to redirect their investments. Remaining balances as of the date of liquidation are transferred to the Stable Value Fund.

Below is 2002 and 2001 summary information for the Savings Plan's participation in the Honeywell Stock Fund:

		2002	2001
Honeywell Stock Fund:			
Net assets available for benefits at December 31	$	—	1,837,441
Net investment loss		(438,255)	(919,668)

The Hourly Plan and the Union Plan did not participate in this frozen stock fund.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Savings Plan financial statements to the Form 5500 at December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$ 3,348,062,024	3,260,391,555
Less amounts allocated to withdrawing participants	(3,252,937)	(3,017,546)
Net assets available for benefits per the Form 5500	$ 3,344,809,087	3,257,374,009

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500 of the Savings Plan for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	$ 237,184,247
Add amounts allocated to withdrawing participants at December 31, 2002	3,252,937
Less amounts allocated to withdrawing participants at December 31, 2001	(3,017,546)
Benefits paid to participants per the Form 5500	$ 237,419,638

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of the net increase in the net assets available for benefits for the year ended December 31, 2002 per the Savings Plan financial statements to the Form 5500:

Net increase per the financial statements	$ 87,670,469
Less amounts allocated to withdrawing participants at December 31, 2002	(3,252,937)
Add amounts allocated to withdrawing participants at December 31, 2001	3,017,546
Net increase per the Form 5500	$ 87,435,078

(10) Asset Transfers, Net

In connection with acquisitions by the Company, certain employees of the acquired companies were offered participation in the Plans and afforded the ability to transfer their accumulated qualified balances in the acquired companies' 401(k) plans to the Siemens plan they are eligible to participate in. In connection with sales of certain companies by the Company, certain employees of divested companies were required to terminate participation in the Siemens Savings Plans and, as such, their vested balances were transferred to plans established by the acquiring companies. In addition, certain subsidiaries of the Company merged their 401(k) plans into the Siemens Savings Plans, and certain employees transferred assets into or out of their plan from or to other Company-sponsored qualified plans.

SIEMENS CORPORATION SAVINGS PLANS

Notes to Individual Financial Statements

December 31, 2002 and 2001

The amount of net asset transfers to (from) the Plans for the year ended December 31, 2002 is as follows:

Plan name	Effective date	Transfers to (from) Savings Plan	Transfers to (from) Hourly Plan	Transfers to (from) Union Plan
Unisphere Networks, Inc. 401(k) Plan	July 22, 2002	$ 2,940,938	—	—
Landis & Gyr Inc. Savings and Profit Sharing Plan*	October 1, 2002	(3,774,025)	—	—
Anologic 401(k) Savings Plan*	December 31, 2002	(1,294,642)	—	—
Demag Delaval 401(k) Savings Plan *	December 31, 2002	11,989,016	—	—
Demag Delaval 401(k) Savings Plan-Local 3355*	December 31, 2002	—	—	1,353,822
Siemens Power Corp. Savings and Retirement Plan for UAW/IBEW Represented Employees*	December 31, 2002	84,368	—	—
C&I Cermanics USA LLC Savings Plan*	December 31, 2002	(512,812)	—	—
Gardner Transportation Systems Business Unit 401(k) Plan*	December 31, 2002	343,633	—	—
Compex USA, Inc. 401(k) Retirement Plan*	December 31, 2002	120,000	—	—
Castle Networks 401(k) Retirement Plan*	December 31, 2002	532,944	—	—
Siemens Savings Plan for Hourly Employees*	December 31, 2002	271,279,344	(271,279,344)	—
Net transfer – other plans sponsored by the Company	Various	20,493,824	(19,920,951)	(45,738)
Total		$ 302,202,588	(291,200,295)	1,308,084

* Receivable (Payable) as of December 31, 2002

(Continued)

SIEMENS CORPORATION SAVINGS PLANS

Notes to Individual Financial Statements

December 31, 2002 and 2001

(11) Subsequent Events

Effective January 1, 2003, the following groups of employees became eligible to participate in the Savings Plan:

- Siemens Demag Delaval Turbomachinery Inc.;
- Siemens Power Corp. IBEW/UAW Represented Employees;
- Gardner Transportation Systems Business Unit (acquired in 2001;
- Compex USA, Inc (acquired in 2001).; and
- Castle Networks, Inc.

SIEMENS CORPORATION
SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Savings Plan				
*	Participants' loans	13,970 loans outstanding with interest rates ranging from 4.75% to 13.00%	—	$ 81,613,479

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying independent auditors' report.

SIEMENS CORPORATION
SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Union Plan				
*	Participants' loans	930 loans outstanding with interest rates ranging from 4.75% to 13.00%	—	$ 3,367,649

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN
(Registrant)

By: Administrative and Investment Committees of the Siemens Corporation Savings Plans

Date: June 20, 2003

By: /s/ Daniel Navatta
Siemens Corporation
Daniel Navatta
Assistant Controller and Director, Benefits
Accounting & Controlling

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR HOURLY EMPLOYEES
(Registrant)

By: Administrative and Investment Committees of the Siemens Corporation Savings Plans

Date: June 20, 2003

By: /s/ Daniel Navatta
Siemens Corporation
Daniel Navatta
Assistant Controller and Director, Benefit Accounting & Controlling

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES
(Registrant)

By: Administrative and Investment Committees of the Siemens Corporation Savings Plans

Date: June 20, 2003

By: /s/ Daniel Navatta
Siemens Corporation
Daniel Navatta
Assistant Controller and Director, Accounting & Reporting



345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Independent Auditors' Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Corporation of our report dated June 20, 2003 relating to the financial statements and financial statement supplemental schedule of the Siemens Savings Plan, which appears in this Form 11-K.

KPMG LLP

New York, New York
June 26, 2003



345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Independent Auditors' Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Corporation of our report dated June 20, 2003 relating to the financial statements and financial statement supplemental schedule of the Siemens Savings Plan for Hourly Employees, which appears in this Form 11-K.

KPMG LLP

New York, New York
June 26, 2003



345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Independent Auditors' Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Corporation of our report dated June 20, 2003 relating to the financial statements and financial statement supplemental schedule of the Siemens Savings Plan for Union Employees, which appears in this Form 11-K.

KPMG LLP

New York, New York
June 26, 2003

EXHIBIT 99.1

SIEMENS SAVINGS PLAN

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K of the Siemens Savings Plan, Siemens Aktiengesellschaft for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Klaus Stegemann as Executive Vice President and Chief Financial Officer, Siemens Corporation and as Chairman, Investment Committee, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Siemens Savings Plan.

Dated:

/s/

Name: Klaus Stegemann
Title: Siemens Corporation
Executive Vice President and
Chief Financial Officer

Dated:

/s/

Name: Klaus Stegemann
Title: Siemens Corporation
Chairman, Investment Committee

EXHIBIT 99.1

SIEMENS SAVINGS PLAN FOR HOURLY EMPLOYEES

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K of the Siemens Savings Plan for Hourly Employees, Siemens Aktiengesellschaft for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Klaus Stegemann as Executive Vice President and Chief Financial Officer, Siemens Corporation and as Chairman, Investment Committee, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Siemens Savings Plan for Hourly Employees.

Dated: /s/

Name: Klaus Stegemann
Title: Siemens Corporation
Executive Vice President and
Chief Financial Officer

Dated: /s/

Name: Klaus Stegemann
Title: Siemens Corporation
Chairman, Investment Committee

EXHIBIT 99.1

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Siemens Savings Plan for Union Employees, Siemens Aktiengesellschaft for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Klaus Stegemann as Executive Vice President and Chief Financial Officer, Siemens Corporation and as Chairman, Investment Committee, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Siemens Savings Plan for Union Employees.

Dated: /s/

Name: Klaus Stegemann
Title: Siemens Corporation
Executive Vice President and
Chief Financial Officer

Dated: /s/

Name: Klaus Stegemann
Title: Siemens Corporation
Chairman, Investment Committee